

06006391

# UNITED STATES
# ∶ITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

**OMB APPROVAL**

OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours
per response . . . 12.00

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**RECD S.E.C.**

**APR 5 2006**

FOR

**SEC FILE NUMBER**

**8-50562**

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____ .
MM/DD/YY           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyebanc, Inc.

| **OFFICIAL USE ONLY** |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

1151 Broad Street

(No. and Street)

| Shrewsbury | New Jersey | 07702 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Fischer            (561) 483-6335

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – *if individual state last, first, middle name*)

| 1900 NW Corporate Blvd., Suite E210 | Boca Raton | FL | 33431 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
 X Certified Public Accountant
 __ Public Accountant
 __ Accountant not resident in United States or any of its possessions



PROCESSED
JUN 2 1 2006
THOMSON FINANCIAL

| **FOR OFFICIAL USE ONLY** |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* ·

SEC 1410 (3-91)

# OATH OR AFFIRMATION

I, **Vincent LaBarbara**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Skyebanc, Inc.**, as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Karen Z. Fischer
Commission #DD157726
Expires: Nov 17, 2006
Bonded Thru
Atlantic Bonding Co., Inc.

_____ Signature

_____
CEO
Title

_____
Notary Public


This report** contains (check all applicable boxes):

X (a)   Facing page
X (b)   Statement of Financial Condition
X (c)   Statement of Income (Loss)
X (d)   Statement of Changes in Financial Condition
X (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f)   Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g)   Computation of Net Capital
__ (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i)   Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l)   An Oath or Affirmation
__ (m)   A copy of the SICP Supplemental Report
__ (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit


** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SKYEBANC, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2005

**SHERB & CO., LLP**

*Certified Public Accountants*

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

## INDEPENDENT AUDITOR'S REPORT

Richard Galterio, President
Skyebanc, Inc.
1151 Broad Street
Shrewsbury, NJ 07702

We have audited the accompanying statement of financial condition of Skyebanc, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyebanc, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Sherb & Co., LLP*

Certified Public Accountants

Boca Raton, Florida
February 17, 2006

# TABLE OF CONTENTS

## ASSETS

| | | |
|---|---|---:|
| Cash | $ | 29,268 |
| Commissions receivable | | 15,196 |
| Advances - related parties | | 7,713 |
| Other assets | | 2,700 |
| Property and equipment, net of accumulated depreciation of $3,232 | | 14,258 |
| Total assets | $ | 69,135 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 20,321 |
| Commission payable | | 8,729 |
| Total liabilities | | 29,050 |
| | | |
| Stockholders' equity | | |
| Common stock, $0.33334 par value, 100,000 shares authorized 20,000 shares issued and outstanding | | 6,667 |
| Additional paid-in capital | | 105,300 |
| Accumulated deficit | | (71,882) |
| | | |
| Total stockholders' equity | | 40,085 |
| | | |
| Total liabilities and stockholders' equity | $ | 69,135 |

| | | |
|---|---|---:|
| Revenues: | | |
| Commissions | $ | 320,243 |
| Fee income | | 322,972 |
| Other income | | 15 |
| Interest | | 59 |
| Total revenues | | 643,289 |
| | | |
| Expenses: | | |
| Compensation and benefits | | 34,582 |
| Commissions to agents and representatives | | 424,694 |
| Clearing costs | | 9,513 |
| Regulatory fees and expenses | | 25,040 |
| Professional fees | | 20,093 |
| Office expenses | | 29,143 |
| Travel and entertainment | | 13,779 |
| Taxes other than federal income tax | | 14,299 |
| Rent | | 77,826 |
| Depreciation | | 2,833 |
| Total expenses | | 651,802 |
| | | |
| Net loss | $ | (8,513) |

| | Common Stock - $0.33334 Par Value | | Additional Paid-in | Accumulated | Total Stockholders' |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Capital | Deficit | Equity |
| Balance, December 31, 2004 | 20,000 | $ 6,667 | $ 105,300 | $ (63,369) | $ 48,598 |
| Net loss for the year ended December 31, 2005 | - | - | - | (8,513) | (8,513) |
| Balance, December 31, 2005 | 20,000 | $ 6,667 | $ 105,300 | $ (71,882) | $ 40,085 |

| | | |
|---|---:|---:|
| Cash flows from operating activities: | | |
| Net loss | $ | (8,513) |
| Adjustments to reconcile net loss to net cash provided by | | |
| operating activities: | | |
| Depreciation expense | | 2,833 |
| Changes in assets and liabilities: | | |
| (Increase) decrease in: | | |
| Commissions receivable | | 4,480 |
| Other assets | | (2,700) |
| Increase (decrease) in: | | |
| Accounts payable and accrued expenses | | 17,996 |
| Commissions payable | | (6,379) |
| Net cash provided by operating activities | | 7,717 |
| | | |
| Cash flows from investing activities: | | |
| Purchase of property and equipment | | (5,726) |
| Net cash used in investing activities | | (5,726) |
| | | |
| Cash flows from financing activities: | | |
| Advances - related parties | | 3,287 |
| Net cash provided by financing activities | | 3,287 |
| | | |
| Net increase in cash | | 5,278 |
| | | |
| Cash, beginning of year | | 23,990 |
| | | |
| Cash, end of year | $ | 29,268 |
| | | |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the year for interest | $ | - |
| Cash paid during the year for taxes | $ | - |

## NOTE 1 - DESCRIPTION OF BUSINESS

Skyebanc, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was organized under the laws of the State of California on September 26, 1997. The Company has a secondary clearing agreement with Regal Discount Securities, Inc. and uses Fiserv Securities, Inc. as its clearing broker. In addition, there is a secondary clearing arrangement with Vfinance Investments through Penson Financial Services.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2005.

### Revenue Recognition

The Company earns revenue (commissions) from brokerage and trading which are recognized on the day of the trade - trade date basis. The Company also earns revenue from consulting services. Such revenue is recognized as the services are performed.

Additionally, the Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

Revenues are not concentrated in any particular region of the country or with any individual or group.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

### Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

### NOTE 3 –PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2005:

| | | |
|---|---|---:|
| Computer equipment | $ | 7,725 |
| Office equipment | | 9,765 |
| | | 17,490 |
| Less: accumulated depreciation | | 3,232 |
| | $ | 14,258 |

Depreciation expense amounted to $2,833 for the year ended December 31, 2005.

### NOTE 4 – ADVANCES RELATED PARTIES

As of December 31, 2005, the Company has advances due from officers of $2,513. Such advances are non-interest bearing and due on demand.

As of December 31, 2005, the Company has advances due from registered representatives totaling $5,200, such advances are typically repaid as deductions from future commissions. These advances are non-interest bearing and due on demand.

### NOTE 5 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2005 are as follows:

| | | |
|---|---|---:|
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ | 29,400 |
| Less valuation allowance | | (29,400) |
| Net deferred tax assets | $ | - |

The net change in the valuation allowance during the year ended December 31, 2005 was an increase of approximately $4,500.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2005:

| | | |
|---|---|---:|
| Tax provision at statutory rates (34%) | $ | (2,900) |
| Permanent differences | | (1,000) |
| State Taxes, Net of Federal Benefit | | (600) |
| Change in valuation allowance | | 4,500 |
| Net income tax benefit | $ | - |

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2005 is necessary to reduce the deferred tax assets to zero. At December 31, 2005 the Company has available net operating loss carryforwards of approximately $75,000, which expire beginning in the year 2021.

## NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $15,414, which was $10,414, in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.88 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

## NOTE 7 – RENTAL EXPENSE

During 2005, the Company's current operating lease was automatically renewed pursuant to the terms of the original agreement. This lease expires on June 30, 2006. In connection with the renewal the new monthly rent and services is $1,404 per month.

Rent expense for the year ended December 31, 2005 was approximately $78,000.

## NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

# SUPPLEMENTARY INFORMATION

## SKYEBANC, INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2005

Net capital computation:

| | | |
|---|---|---:|
| Total Stockholder's Equity | $ | 40,085 |
| | | |
| Deductions and/or charges: | | |
| Non-allowable assets: | | |
| Advances - related parties | | 7,713 |
| Other assets | | 2,700 |
| Property and equipment | | 14,258 |
| Total non-allowable assets | | 24,671 |
| Net capital before haircuts on securities positions | | 15,414 |
| | | |
| Haircuts on securities | | - |
| | | |
| Net capital | | 15,414 |
| Required minimum capital | | 5,000 |
| Excess net capital | $ | 10,414 |

Aggregate indebtedness:

| | | |
|---|---|---:|
| Aggregate indebtedness as included in the | | |
| Statement of Financial Condition | $ | 29,050 |
| Total aggregate indebtedness | $ | 29,050 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 1.88 to 1 |

Reconciliation:

| | | |
|---|---|---:|
| Net capital, per unaudited December 31, 2005 FOCUS report, as filed | $ | 10,266 |
| Net audit adjustments | | 5,148 |
| Net capital, per December 31, 2005 audited report, as filed | $ | 15,414 |

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Fiserv Securities, Inc. on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Fiserv Securities, Inc. on a fully disclosed basis.



1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

**SHERB & CO., LLP**

*Certified Public Accountants*

---

## REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
## FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Richard Galterio, President
Skyebanc, Inc.
1151 Broad Street
Shrewsbury, NJ 07702

In planning and performing our audit of the financial statements and supplemental schedules of Skyebanc, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Sheth & Co., LLP*

Certified Public Accountants

Boca Raton, Florida
February 17, 2006

-14-